SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 6)*

Riverbed Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

768573 10 7
(CUSIP Number)

Stephen M. Schultz, Esq..
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

5,238,256

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

5,238,256

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,238,256

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,728,190

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,728,190

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,728,190

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,728,190

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,728,190

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,728,190

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

In connection with a possible business combination transaction with the Issuer, the Issuer agreed to provide certain non-public information to Elliott pursuant to a confidentiality agreement, dated as of November 14, 2014 (the “Confidentiality Agreement”), with the Issuer. The Confidentiality Agreement has a term of two years and contains, among other things, certain standstill provisions that apply to Elliott and its representatives acting on its behalf.  Pursuant to the standstill provisions, which terminate on November 14, 2015 (the “Standstill Period”) (or earlier under certain circumstances as further described below), Elliott may not, among other things, (a) acquire, agree to acquire, or publicly propose or offer to acquire, (i) beneficial ownership of or any economic interest in any securities of the Issuer, or (ii) ownership of any indebtedness, businesses, properties or assets of the Issuer; (b) seek or attempt to effect, or publicly propose or offer to effect, (i) any merger, consolidation or other form of business combination transaction in each case with respect to or in any way involving the Issuer, (ii) any acquisition of stock or assets with respect to or in any way involving the Issuer, or (iii) any recapitalization, restructuring, liquidation, dissolution or any other extraordinary transaction, in each case with respect to or in any way involving the Issuer; (c) initiate, or induce or attempt to induce any other person or “group” to initiate, (i) any transaction referenced in the foregoing clauses (a) and (b), (ii) any stockholder proposal regarding the Issuer or the board of directors, management, business, strategies, policies or affairs thereof, or (iii) the calling, holding or convening of a stockholders’ meeting of the Issuer for any purpose; (d) (i) seek or attempt to change, control or influence, or induce or attempt to induce any other person or “group” to seek or attempt to change, control or influence the board of directors, management, business, strategies, policies or affairs of the Issuer, or (ii) seek or attempt, or induce or attempt to induce any other person or “group” to seek or attempt, to obtain representation on the board of directors of the Issuer; (e) contact, or enter into any discussions or arrangements with, any person or “group” who has filed, or will (within ten (10) days thereafter) be required to file, a statement containing the information required by Rule 13d-1 under the Exchange Act, concerning any of the matters set forth in the standstill provision of the Confidentiality Agreement; or (f) advise, assist or encourage any other person in connection with any of the matters referenced or described in the standstill provision of the Confidentiality Agreement.

The standstill provisions do not prohibit Elliott from nominating persons for the election to the Board at the Issuer’s next annual meeting in compliance with the Issuer’s amended and restated bylaws and the filing of an amendment to this Schedule 13D in connection therewith, in each case, in accordance with the terms of the Confidentiality Agreement.  In addition, following the earlier of February 28, 2015 and the Company filing its proxy statement with respect to the 2015 Annual Meeting, Elliott is not prohibited from making public statements or solicitations (including, without limitation, through the filing of a preliminary or definitive proxy statement with respect to its nominees and the delivery of such proxy statement(s) to the stockholders of the Issuer subject to the terms of the Confidentiality Agreement).

Elliott has previously announced an offer to acquire the outstanding shares of the Issuer (the “Existing Offer”) and the Confidentiality Agreement does not prohibit Elliott from publicly reaffirming the Existing Offer (including by launch of tender offer consistent with the Existing Offer) or publicly increasing the price or reducing the conditionality of the Existing Offer.

The standstill provisions automatically terminate prior to the Standstill Period upon the occurrence of certain events, including (i) the Issuer entering into a definitive written agreement to consummate a transaction involving (a) the acquisition of all or a majority of the voting power of each class of the Issuer’s outstanding equity securities or 50% or more of the consolidated assets of the Issuer and its consolidated subsidiaries; (b) any direct or indirect sale, transfer, contribution or other disposition to, or any joint venture or similar transaction with, any third party involving assets (including equity securities of any subsidiary of the Issuer) or businesses of the Issuer that constitute more than 50% or more of the revenues or assets of the Issuer and its subsidiaries, taken as a whole, or 50% or more of the voting power of each class of the Issuer’s outstanding equity securities, or (c) any liquidation or dissolution of the Issuer; or (ii) a tender or exchange offer for all or a majority of each class of the Issuer’s outstanding equity securities is commenced by any person other than the Issuer and within ten (10) business days thereafter, the board of directors of the Issuer has not publicly taken a position rejecting such tender or exchange offer and recommending that the stockholders of the Issuer not tender any equity securities of the Issuer into such tender or exchange offer.

The foregoing description of the Confidentiality Agreement is qualified in its entirety by the Confidentiality Agreement, a copy of which is attached hereto as Exhibit G and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 155,110,068 shares of Common Stock outstanding as of October 23, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2014.

As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure and voting power in the Issuer of approximately 11.1%.

As of date hereof, Elliott owned directly 5,238,256 shares of Common Stock, constituting approximately 3.4% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International owned directly 9,728,190 shares of Common Stock, constituting approximately 6.3% of the shares of Common Stock outstanding.  EICA, as the investment manager of Elliott International may be deemed to beneficially own the 9,728,190 shares of Common Stock owned directly by Elliott International, constituting approximately 6.3% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 14,966,446 shares of Common Stock, constituting approximately 9.6% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA have net economic exposure to approximately 1.5% of the shares of Common Stock outstanding pursuant to Derivate Agreements, as disclosed in Item 6.

Item 5(c) is hereby amended to add the following:

(c)           The Reporting Persons have not effected any transactions in the Issuer’s securities reported hereunder during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Elliott (through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott) and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 822,500 and 1,527,500 shares of Common Stock of the Issuer, respectively (representing economic exposure to approximately 0.53% and 0.99% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic exposure to an interest in approximately 1.5% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in this Amendment No. 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended to the following exhibit:

Exhibit G – Confidentiality Agreement, dated as of November 14, 2014, by and between Elliott Associates, L.P. and Riverbed Technology, Inc.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	November 17, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President